EXHIBIT 12

CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES
RATIOS OF EARNINGS TO FIXED CHARGES AND COMBINED FIXED CHARGES
AND PREFERRED DIVIDENDS

	Years Ended December 31,
	2013	2014	2015	2016	2017
EARNINGS:
Income (loss) before income taxes and cumulative effect of accounting change	$1,442	$3,200	$(19,098)	$(4,589)	$954
Interest expense(a)	207	172	322	275	421
Loss on investment in equity investees in excess of distributed earnings	219	75	96	8	—
Amortization of capitalized interest	440	438	483	729	487
Loan cost amortization	37	32	31	24	25
Less: (Income) loss attributable to noncontrolling interests			68	9	(4)
Earnings (losses)	$2,345	$3,917	$(18,098)	$(3,544)	$1,883
FIXED CHARGES:
Interest Expense	$207	$172	$322	$275	$421
Capitalized interest	815	604	410	242	193
Loan cost amortization	37	32	31	24	25
Fixed Charges	$1,059	$808	$763	$541	$639
PREFERRED STOCK DIVIDENDS:
Preferred dividend requirements	$171	$171	$171	$97	$84
Ratio of income (loss) before provision for taxes to net income (loss)(b)	1.61	1.56	1.30	1.04	1.00
Preferred Dividends	$275	$266	$222	$101	$84
COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	$1,334	$1,074	$985	$642	$723
RATIO OF EARNINGS TO FIXED CHARGES	2.2	4.8	(23.7)	(6.6)	2.9
INSUFFICIENT COVERAGE	$—	$—	$18,861	$4,085	$—
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	1.8	3.6	(18.4)	(5.5)	2.6
INSUFFICIENT COVERAGE	$—	$—	$19,083	$4,186	$—
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(a)	Excludes the effect of unrealized gains or losses on interest rate derivatives and includes amortization of bond discount.

(b)	Amounts of income (loss) before provision for taxes and of net income (loss) exclude the cumulative effect of accounting change.